

September 29, 2011

Via E-mail
Mr. David McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way, Richmond
British Columbia, Canada V6V 3A4

  Re: Sierra Wireless, Inc.
     Form 40-F for the fiscal year ended December 31, 2010
     Filed March 18, 2011
     File No. 0-30718

Dear Mr. McLennan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terry French for

            Larry Spirgel
            Assistant Director